Reliance
Industries Limited
Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

82-3300

04035424

July 9, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	July9, 2004	Intimation regarding Board Meeting to consider Unaudited Financial Results for the quarter ended 30th June, 2004.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

dlw 7/13

Surendra Pipara
Jt. Company Secretary

Enc: a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

July 9, 2004

The Secretary
Stock Exchange
Dalal Street
Mumbai 400 001

Dear Sir,

Sub : **Board Meeting**

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Tuesday, the 27th July, 2004** to consider, inter alia, the Unaudited Financial Results of the Company for the quarter ended on 30th June, 2004.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

SURENDRA PIPARA
Jt. COMPANY SECRETARY

c.c. : The Secretary,
The Stock Exchange, Kolkata
National Stock Exchange, Mumbai